UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

Commission File Number 001-40301

Infobird Co., Ltd

(Translation of registrant’s name into English)

Room 12A05, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road Chaoyang District, Beijing, China 100102 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Infobird Co., Ltd (the “Company”) furnishes under the cover of Form 6-K the following:

Submission of Matters to a Vote of Security Holders.

On September 6, 2022, the Company held an Extraordinary General Meeting of Shareholders (the “Meeting”) for discussion and approval of a series of proposals. A quorum was present at the Meeting as required by the Amended and Restated Memorandum and Articles of Association of the Company. The final voting results for each proposal submitted to a vote of shareholders at the Meeting are as follows.

1.	A proposal to consider and approve by an ordinary resolution that every 5 ordinary shares of a par value of US$0.001 each (the “Ordinary Shares”) in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Ordinary Share of a par value of US$0.005 each with effect from September 9, 2022 (the “Share Consolidation”); such that immediately following the Share Consolidation, the authorized share capital of the Company will be US$50,000 divided into 10,000,000 shares of par value of US$0.005 each, all of which are designated as Ordinary Shares.

For	Against	Abstain
11,726,049	517,423	3,587

2.	A proposal to consider and approve by a special resolution the Amendment and Restatement of the Company’s Memorandum and Articles of Association in the form of Second Amended and Restated Memorandum and Articles of Association attached as Annex B to the proxy statement to reflect the above Share Consolidation; and that the Second Amended and Restated Memorandum and Articles of Association be adopted as the Memorandum and Articles of Association of the Company, to the exclusion of the existing Amended and Restated Memorandum and Articles of Association with effect from September 9, 2022. The registered office provider of the Company shall be instructed to file the Second Amended and Restated Memorandum and Articles of Association with the Registrar of Companies in the Cayman Islands and to do and complete all other matters ancillary to such filing as may be necessary or desirable in order to give effect to amendment of the Memorandum and Articles of Association in the Cayman Islands.

For	Against	Abstain
11,735,911	495,581	15,567

Pursuant to the foregoing votes, the Company will effect the Share Consolidation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2022

INFOBIRD CO., LTD

By:	/s/ Yimin Wu
Name: Yimin Wu Title: Chief Executive Officer and Chairman of the Board of Directors